Exhibit 99.1

[STADIUM CAPITAL MANAGEMENT, LLC LETTERHEAD]

October 29, 2009

VIA FACSIMILE (214-880-3599) AND FEDERAL EXPRESS

Board of Directors
c/o Floyd Sherman, Chief Executive Officer, President & Director
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

Gentlemen:

We remain the largest unaffiliated shareholders of Builders FirstSource, Inc. (“BLDR” or the “Company”), with a 14.9% ownership position. We are pleased that the Special Committee has implemented some of the suggestions we made in our letter dated September 24, 2009.  Nevertheless, we are writing to express our continuing concerns with both the recapitalization (the “Recapitalization”) recently announced and the ongoing governance of the Company. We remain deeply disappointed that the Special Committee has elected to support the Recapitalization, which is unfair to current unaffiliated BLDR shareholders. In fact, only a director who could both protect an equity position by participating in the rights offering AND who owns BLDR Second Priority Senior Floating Rate Notes (“Notes”) purchased at a discount, would have the economic rationale to approve the Recapitalization.

As we noted in our letter of September 24th, our firm does not have a history of activist or litigious behavior. The situation here, however, continues to cause us profound concerns, and we are considering our options, including without limitation intervening in the pending litigation and asserting objections to the potential settlement of shareholder lawsuits announced.

1. The Recapitalization

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We reiterate our view that BLDR, in spite of the various reasons cited in the October 23rd announcement, does not need to effect a recapitalization now, and certainly not on the terms outlined in the Recapitalization announcement.

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Management’s, and the Special Committee’s, most recent statements about the dramatic deterioration in the U.S. residential housing industry since the Company’s July 24, 2009 shareholder call remain disingenuous, while also calling into question the integrity of management comments in general (we will certainly be watching vigilantly for any management stock option grants at the depressed Warburg/JLL-induced stock price). The data simply do not support management’s “revised” views of the U.S. housing market.

o
Just last week, existing home sales were announced to have increased to the highest level in two years, median prices fell at the slowest pace in a year and the inventory of unsold homes declined 7.5%, creating the lowest months’ supply level since March 2007.  All these data points support an improvement in the overall housing market since mid summer, not a deterioration.

o	While BLDR’s management team highlighted their newfound concerns over a “W”-shaped recovery in housing, they still believe the housing market will improve over the next year:
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Charles Horn, BLDR’s CFO, on last week’s Q3 2009 earnings call said “while we are forecasting there could be declines in starts in Q4 and Q1, that’s not saying that we don’t believe that 2010 overall cannot be better than 2009”

▪
Floyd Sherman, BLDR’s CEO, further noted that the apparent weakness they saw in August could have been the result of “extreme weather” and that “it’s hard to differentiate between pure weather versus pending expiration of the credit”, a credit which appears likely to be extended through June 2010.

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The terms of the Recapitalization, although certainly an improvement from the initial and egregiously self-serving proposal made by Warburg Pincus Private Equity IX, L.P. (“Warburg”) and JLL Partners Fund V, L.P. (“JLL”), are inappropriate. We remain confused about how the Special Committee can recommend a Rights Offering at $3.50 per share, which represents a discount of more than 50% to the average price of BLDR stock for the 30 days prior to the initial Warburg/JLL announcement.

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Even if BLDR elects to proceed with the rights offering portion of the Recapitalization, there is no valid reason to use proceeds from any rights offering to repurchase or redeem the Notes.  If BLDR’s board is, as it claims, focused on maintaining the Company’s financial flexibility, BLDR should keep the cash proceeds from a rights offering so they will be available to fulfill corporate obligations and/or preserve opportunities as they present themselves. Let us be crystal clear: The only reason to use cash proceeds to repay the Notes now, at par, would be to provide Warburg and JLL, who control the BLDR board, with immediate, windfall gains on their Note investments, at the expense of unaffiliated shareholders and BLDR’s liquidity and flexibility.

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The Recapitalization remains an extraordinary example of fiduciary conflicts and self dealing by Warburg and JLL. To re-affirm key points made in our September 24, 2009 letter to the Special Committee:

o	Warburg and JLL have abused their positions, and breached their fiduciary duties, as directors of BLDR to enrich themselves at the expense of other shareholders.
o	Warburg and JLL usurped a key BLDR corporate opportunity by purchasing the Notes at a substantial discount to face value.
o
Warburg and JLL are being afforded, through the Recapitalization, an opportunity to either exchange the Notes at par (which represents at least 2x what Warburg and JLL paid for the Notes) or convert the Notes, at par, into BLDR common stock at a 50% discount to BLDR’s average price for the 30 days immediately prior to the date of their initial recapitalization proposal.  It does not take an especially astute observer to see the conflicts of interest inherent in this blatant transfer of wealth from unaffiliated shareholders to Warburg and JLL.

2. Governance

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We have already expressed our concern, in our September 24th letter, about the truly extraordinary conflicts of interest at the board level exposed during this process. Again, Warburg and JLL, who have instigated a process that has caused a steep decline in BLDR’s share price and a windfall for them at our expense, directly occupy 6 of 10 BLDR board seats.

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We remain unconvinced that the independent BLDR directors are, in fact, independent. It has been noted both by us and in various BLDR shareholder lawsuits the interlocking nature of relationships between the “independent” directors and Warburg and JLL.

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In order to restore shareholder confidence in the governance and fiduciary capabilities of BLDR’s board of directors, we believe that BLDR’s board of directors should be reconfigured to include at least two truly independent shareholder representatives.

In conclusion, Floyd Sherman, BLDR’s CEO and a board member, said it best in last week’s earnings call: “we are optimistic this transaction will be viewed favorably by our customers, suppliers, and employees”.  It is no surprise that he failed to mention unaffiliated shareholders as beneficiaries of this transaction, as we obviously are not.  We remain distressed with the terms of the Recapitalization and the ongoing governance of the Company. Finally, it is our firm conviction that minority shareholders will need to be extremely wary of investing in any public company in which Warburg and JLL have meaningful ownership positions.

Respectfully,

/s/

Stadium Capital Management, LLC